Exhibit 99.1

MATERIAL CHANGE REPORT

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer

Brascan Corporation P.O. Box 762, Suite 300 BCE Place, 181 Bay Street Toronto, Ontario M5J 2T3

2.	Date of Material Change

February 5, 2004

3.	Press Release

A press release was issued on February 5, 2004, attached hereto as Schedule “A”.

4.	Summary of Material Change

On February 5, 2004, Brascan Corporation (“Brascan”) confirmed that CWG Acquisition Limited (“CWG Acquisition”), a company formed at the direction of Brascan and certain institutional investors, announced the terms of an offer (the “Offer”) to acquire Canary Wharf Group plc. Brascan, British Columbia Investment Management Corporation (“bcIMC”), Ontario Teachers’ Pension Plan Board (“Ontario Teachers”) and funds managed by Hermes Pensions Management Limited (“Hermes”) will all invest, indirectly, in CWG Acquisition Limited. On February 12, 2004, the Offer was amended by CWG Acquisition.

5.	Full Description of Material Change

On February 5, 2004, Brascan confirmed that CWG Acquisition, a company formed at the direction of Brascan and certain institutional investors, announced the terms of an offer to acquire Canary Wharf Group plc. Brascan, bcIMC, Ontario Teachers and funds managed by Hermes will all invest, indirectly, in CWG Acquisition. On February 12, 2004, the Offer was amended by CWG Acquisition. As amended, it will consist of an all cash offer of 275 pence for each Canary Wharf Share, with share alternatives and share election facilities being available for the purpose of enabling Canary Wharf shareholders to hold an ongoing interest in Canary Wharf, in lieu of a portion of the cash which would otherwise have been made available under the Offer.

Financing for the Offer is being provided in part through a senior credit facility of up to £800 million being provided by Deutsche Bank and Royal Bank of Canada. Brascan, bcIMC, Ontario Teachers and Hermes have committed to provide the equity financing necessary to complete the Offer as follows: £150 million by Ontario Teachers; £150 million by bcIMC; and £70 million by Hermes (£50 million by the BT Pension Scheme and £20 million by the Royal Mail Pension Plan), with the balance being provided by Brascan. In the event that Brascan’s commitment exceeds a specified amount, it has the ability to syndicate a portion of its position to other qualified investors. In addition, Canary Investments (a subsidiary of certain Reichmann family interests) will invest £53.8 million in the consortium provided that certain conditions for such investment are satisfied.

The Offer is subject to a number of conditions, including receipt of valid acceptances in respect of Canary Wharf shares, which, when aggregated with any Canary Wharf shares held by CWG Acquisition and any further Canary Wharf shares which CWG Acquisition has contracted to acquire, together, amount broadly to more than 50% of the share capital of Canary Wharf.

The formal offer for the shares of Canary Wharf will be made by an offer document which will be posted to Canary Wharf Shareholders in due course.

As previously announced, a subsidiary of Brascan currently owns approximately 9% of the shares of Canary Wharf, which it acquired in April and May 2003. As part of this transaction, these shares will be sold for cash at the offer price to CWG Acquisition.

A competing offer to acquire Canary Wharf shares is outstanding at a price of 275 pence per share.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Jeffrey M. Blidner, Managing Partner at 416.363.9491.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 13th day of February, 2004.

/s/ Jeffrey M. Blidner Name: Jeffrey M. Blidner Title: Managing Partner

SCHEDULE “A”

NEWS RELEASE

BRASCAN CORPORATION CONFIRMS THE ANNOUNCEMENT OF AN OFFER FOR
CANARY WHARF GROUP PLC OF 270 PENCE PER SHARE

OFFER TOTALLING £1.58 BILLION (US$2.90 BILLION)

Not for release, distribution or publication in or into the United States, Australia or Japan or any other jurisdiction where it would be unlawful to do so. This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act or an exemption from registration.

LONDON, U.K., February 5, 2004 – Brascan Corporation (“Brascan”) (BNN: NYSE, TSX) today confirmed that CWG Acquisition Limited (“CWG Acquisition”), a company formed at the direction of Brascan and certain institutional investors, has announced the terms of an offer (the “Offer”) to acquire Canary Wharf Group plc.

Brascan, British Columbia Investment Management Corporation (“bcIMC”), Ontario Teachers’ Pension Plan Board (“Ontario Teachers”) and funds managed by Hermes Pensions Management Limited (“Hermes”) will all invest, indirectly, in CWG Acquisition Limited.

The Offer

The Offer will consist of an all cash offer of 270 pence for each Canary Wharf Share (“the Cash Offer”) with a share alternative (“the Share Alternative”) consisting of, in respect of each Canary Wharf Share, the opportunity to elect for one share (an “AIM share”) in a company that has been formed for the purpose of enabling Canary Wharf Shareholders to hold an ongoing interest in Canary Wharf, in lieu of 25 pence in cash which would otherwise have been made available under the Cash Offer. An additional share election facility will be available.

The Offer will value Canary Wharf’s existing issued share capital at approximately £1.58 billion (US$2.90 billion) and at an enterprise value of approximately £5.26 billion (US$9.65 billion) (based on Canary Wharf’s net debt of £3.681 billion (US$6.75 billion) as at June 30, 2003).

“CWG Acquisition’s Offer provides shareholders with a superior cash price for their shares and also allows shareholders an opportunity to participate in the future of Canary Wharf, augmented by the involvement of Brascan and its institutional partners. We are excited to have the opportunity to invest with Hermes, bcIMC and Ontario Teachers in this Offer,” commented Bruce Flatt, President and Chief Executive Officer of Brascan.

1	Canary Wharf’s net debt does not take into account the sale to The Royal Bank of Scotland plc of the leasehold interests in the properties situated at 25 Canada Square and 5 Canada Square that was completed on 22 December 2003.

Financing of CWG Acquisition

Financing for the Offer is being provided in part through a senior credit facility of up to £800 million being provided by Deutsche Bank and Royal Bank of Canada. Brascan, bcIMC, Ontario Teachers and Hermes have committed to provide the equity financing necessary to complete the Offer as follows: £150 million by Ontario Teachers; £150 million by bcIMC; and £70 million by Hermes (£50 million by the BT Pension Scheme and £20 million by the Royal Mail Pension Plan), with the balance being provided by Brascan. In the event that Brascan’s commitment exceeds a specified amount, it has the ability to syndicate a portion of its position to other qualified investors. In addition, Canary Investments (a subsidiary of certain Reichmann family interests) will invest £53.8 million in the consortium provided that certain conditions for such investment are satisfied.

Conditions

The Offer is subject to a number of conditions, including receipt of valid acceptances in respect of Canary Wharf shares, which, when aggregated with any Canary Wharf shares held by CWG Acquisition and any further Canary Wharf shares which CWG Acquisition has contracted to acquire, together, amount broadly to more than 50% of the share capital of Canary Wharf.

In addition, the Share Alternative is conditional upon receipt of valid acceptances of Canary Wharf Shares, which, when aggregated with any Canary Wharf shares which are held by CWG Acquisition and any further Canary Wharf shares which CWG Acquisition has contracted to acquire, together, amount broadly to more than 75% of the share capital of Canary Wharf. In addition, the availability of the Share Alternative is conditional upon the successful listing of the AIM shares on the Alternative Investment Market of the London Stock Exchange and the achievement of a minimum level of take-up of AIM shares.

Next Steps

The formal offer for the shares of Canary Wharf will be made by an offer document which will be posted to Canary Wharf Shareholders in due course.

As previously announced, a subsidiary of Brascan currently owns approximately 9% of the shares of Canary Wharf, which it acquired in April and May 2003. As part of this transaction, these shares will be sold for cash at the offer price to CWG Acquisition.

Canary Wharf in Profile

Canary Wharf is an office property company, which owns quality office assets and associated retail facilities in London, U.K. with a market value of £5.76 billion (US$10.75 billion). The acquisition of Canary Wharf will result in the acquisition of the following assets:

•	9.8 million square feet of office and associated retail space which includes 8.8 million square feet of completed properties and 1.0 million square feet currently under construction; and

•	development lands and rights to build an additional 5.7 million square feet of office and retail space.

Strategic Fit with Brascan

Brascan owns and operates a broad array of real estate and real estate related operations, including major office property operations, property brokerage, real estate investment banking, home building, land development, real estate business services and bridge and mezzanine lending both for Brascan and institutional and other partners.

Brascan owns one of the highest quality office property portfolios in North America, distinguished by the size, quality and prime locations of its properties. Located primarily in downtown business districts in major North American cities, Brascan’s portfolio of 55 office properties features primarily large Class A office towers and represent approximately 48 million square feet in total.

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Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $16 billion and a further $5 billion of assets under management. This includes 55 premier office properties and 45 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com	In the U.K. Martin Leeburn The Maitland Consultancy Tel: 011-44-207-395-5151 email: mleeburn@maitland.co.uk

Note: AIM shares have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States, or under the applicable securities laws of Australia or Japan. Accordingly, the AIM shares may not be offered, sold or delivered, directly or indirectly, in or into the United States, Australia or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

The availability of the Offer to Canary Wharf shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions. Canary Wharf shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Brascan to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. Brascan undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.